Filed Pursuant to Rule 424(b)(7)

Registration No. 333-150204

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated November 10, 2008)

13,384,809 Shares

Common Stock

This prospectus supplement no. 1 amends and supplements the prospectus dated November 10, 2008, and relates to the resale by certain selling stockholders of shares of our common stock issued or issuable upon exercise of the warrants originally issued pursuant to the securities purchase agreement dated March 14, 2008 (the “purchase agreement”).

You should read this prospectus supplement no. 1 in conjunction with the prospectus. This prospectus supplement no. 1 is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements to it. This prospectus supplement no. 1 is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement no. 1 supersedes information contained in the prospectus.

You should consider carefully the risk factors beginning on page 3 of the prospectus as well as the risk factors relating to our business that are incorporated by reference in the prospectus before investing in the shares of common stock issued or issuable upon exercise of the warrants.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus or this prospectus supplement no. 1. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement no. 1 is April 17, 2015.

SELLING STOCKHOLDERS

The following information is provided to amend and supplement the selling stockholders table in the prospectus to reflect the addition of certain selling stockholders. The information set forth below is based upon information provided by or on behalf of those selling stockholders and to register additional shares for certain selling stockholders previously listed in the prospectus or any amendments or supplements thereto. In addition, since the date on which they provided the information, the selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares in transactions exempt from the registration requirements of the Securities Act of 1933, as amended. The percentages of shares owned after the offering are based on 107,721,561 shares of our common stock outstanding as of March 31, 2015. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (“SEC”), and includes voting and investment power with respect to the shares.

	Shares of Common Stock Owned Prior to Offering(2)	Number of Shares Being Offered	Shares of Common Stock Owned After Offering(2)(3)
Name of Beneficial Owner (1)			Number	Percent
Longitude Venture Partners, L,P. and affiliated entities and individuals (4)	14,961,890	1,171,673	133,790,217	12.8%
Joseph C. Cook, Jr. (5)	3,051,812	81,607	2,970,205	2.8
DeVivo Survivor’s Trust (6)	1,013,137	28,339	9984,798	*
Steven D. Singleton and Christine C. Singleton (7)	888,059	10,308	877,751	*
Steven D. Pruett	456,549	34,351	422,198	*
All other selling stockholders as a group (8)	580,494	81,505	498,989	*

*	Less than 1% of our outstanding common stock.
(1)	Additional selling stockholders not named in this prospectus supplement no. 1 and the prospectus, including any amendments or supplements thereto, will not be able to use this prospectus supplement no. 1 and the prospectus, including any amendments or supplements thereto, for resales until they are named in the selling stockholders table by prospectus supplement or post-effective amendment.
(2)	“Beneficial ownership” is a term broadly defined by the SEC in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and includes more than the typical form of stock ownership, that is, stock held in the person’s name. The term also includes what is referred to as “indirect ownership,” meaning ownership of shares as to which a person has or shares investment power.
(3)	Assumes that all shares being registered in this prospectus supplement no. 1 and the prospectus, including any amendments or supplements thereto, are resold to third parties and that with respect to a particular selling stockholder, such selling stockholder sells all shares of common stock registered under this prospectus supplement no. 1 and the prospectus, including any amendments or supplements thereto, held by such selling stockholder.
(4)	Consists of (a) 14,516,932 shares held by Longitude Venture Partners, LP, (b) 194,958 shares held by Longitude Capital Associates, L.P. and (c) 250,000 shares that may be acquired by Patrick Enright within 60 days of March 31, 2015 pursuant to options. Juliet Tammenoms Bakker and Mr. Enright may be deemed to have shared voting and investment power over the shares held by Longitude Venture Partners, LP, and Longitude Capital Associates, L.P. Each of these individuals disclaims beneficial ownership of all such shares, except to the extent of his or her pecuniary interest therein. The address for Longitude Capital is 800 El Camino Real, Suite 220, Menlo Park, California 94025. Mr. Enright is a member of our Board and a managing member of Longitude Capital Partners, LLC, the general partner of each of Longitude Venture Partners, LP, and Longitude Capital Associates, L.P.

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(5)	Consists of (a) 1,755,669 shares held jointly by Joseph C. Cook, Jr. and Judith Cook, (b) 488,054 shares held by the Joseph C. Cook, Jr., IRA Rollover, (c) 241,521 shares held by Farview Management, Co. L.P. (Farview), a Tennessee limited partnership, (d) 356,568 shares held by the Judith E. and Joseph C. Cook, Jr. Foundation, Inc. (Cook Foundation) and (e) 210,000 shares that may be acquired by Mr. Cook within 60 days of March 31, 2015 pursuant to options. Mr. Cook and Judith E. Cook may be deemed to have shared voting and investment power over the shares held by the Cook Foundation. The address for Mr. and Mrs. Cook, Farview and the Cook Foundation is 3835 Cleghorn Avenue, Suite 300, Nashville, Tennessee 37215. Each of these individuals disclaims beneficial ownership of all such shares, except to the extent of his or her pecuniary interest therein. Mr. Cook and Judith E. Cook may be deemed to have shared voting and investment power over the shares held in joint name. Mr. Cook is a member of our Board.
(6)	Consists of (a) 503,000 shares held of record by the DeVivo Asset Management Co. LLC Money Purchase Plan, or Plan, (b) 377,137 shares held of record by the DeVivo Survivor’s Trust, (c) 100,000 held by Alce Partners, LLP, or Alce, of which Mr. DeVivo is a General Partner, and (d) 33,000 shares held in various trusts for the benefit of Mr. DeVivo and his children. Mr. DeVivo is the Trustee of the Plan, the DeVivo Survivor’s Trust and the individual trusts and may be deemed to have voting and investment power over the shares held by each of these entities. As a General Partner of Alce, Mr. DeVivo is deemed to have voting and investment power over the shares held by that entity. The address for the DeVivo Survivor’s Trust is 300 Sand Hill Circle #202, Menlo Park, California 94026.
(7)	Consists of 464,085 shares held jointly by Steven D. Singleton and Christine C. Singleton, (b) 356,558 shares held by the Cook Foundation, of which Mr. Singleton is an officer, (c) 60,606 shares held by Desoto Investments LLC (Desoto), of which Mr. and Mrs. Singleton are the managers, (d) an aggregate of 6,000 shares held in various trusts for which Mr. and Mrs. Singleton are co-trustees and (e) 500 shares held in the Steve D. Singleton IRA. Mr. Singleton is an officer of the Cook Foundation and, thus, may be deemed to have shared voting and investment power over the shares held by that entity. Mr. and Mrs. Singleton may be deemed to have shared voting and investment power over the shares held by Desoto and the trusts. Each of these individuals disclaims beneficial ownership of all shares held by the Cook Foundation, Desoto and the trusts, except to the extent of his or her pecuniary interest therein. The address for Mr. and Mrs. Singleton is 3835 Cleghorn Avenue, Suite 300, Nashville, Tennessee 37215. Mr. and Mrs. Singleton may be deemed to have shared voting and investment power over the shares held in joint name.
(8)	Includes each other selling stockholder who in the aggregate own less than 1% of our common stock. Beneficial ownership of these stockholders consists of 580,494 shares held by these stockholders. These stockholders include Roy M. Barbee and Adrian Ridner, Trustee of Adrian Ridner Trust U/A dtd 12/14/2009.